Kemper Corporation 200 East Randolph Street Suite 3300 Chicago, IL 60601 kemper.com

December 21, 2018
Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington D.C. 20549
Re: Kemper Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 13, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 5, 2018
Form 8-K Dated November 5, 2018
Filed November 5, 2018
File No. 001-18298
Dear Mr. Brunhofer and Mr. Rosenberg:
Kemper Corporation (the “Company”) has received and reviewed your letter dated December 7, 2018, regarding the Commission's review of the above-mentioned filings. The Company’s response is submitted below.
Form 10‐Q for the Quarterly Period Ended September 30, 2018
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Consolidated Net Operating Income, page 35
Comment #1:
You state that you exclude significant non-recurring or infrequent items that may not be indicative of ongoing operations from your non-GAAP measures and that significant non-recurring items are excluded when the nature of the charge or gain is such that it is reasonably unlikely to recur within two years and there has been no similar charge or gain within the prior two years. You state that no such adjustments are made in the determination of adjusted consolidated net operating income for the nine and three months ended September 30, 2018 or 2017. We note that your adjusted consolidated net operating income includes a tax benefit of $26.0 million from the impact of tax law changes and the $28.2 million after-tax gain contingency recorded related to the partial satisfaction of your software arbitration. Please tell us how these two items were considered within the context of your disclosed non-GAAP policy on page 36 and why you believe they are indicative of your ongoing operations.
Company response:
As noted, the Company excludes non-recurring items when (a) the nature of the charge or gain is such that it is reasonably unlikely to recur within two years and (b) there has been no similar charge or gain within the prior two years.
State and federal tax law changes routinely occur and affect the Company’s financial statements, with differing impacts, albeit not generally to the extent of the impact included in the Company’s Form 10-Q for the quarterly period ended September 30, 2018. Accordingly, the Company includes the impact of tax law changes in adjusted consolidated net operating income. In addition, when evaluating the presentation of the $26.0 million tax benefit from the impact of tax law changes, the Company considered that it previously recorded a tax benefit of $10.5 million in 2017, including certain provisional amounts pursuant to Staff Accounting Bulletin 118, for the estimated income tax effects of the Tax Cuts and Jobs Act (the “Tax Act”) in its Consolidated Statement of Income within the prior two years and indicated in its 2017 Form 10-K that final determination of the effects of the Tax Act on deferred income tax would require additional information. The $26.0 million tax benefit recorded during the third quarter of 2018 resulted from the finalization of certain effects of the Tax Act based on additional information received from third parties and the completion of additional actuarial computations which impacted tax elections made for the 2017 and earlier tax years. The tax benefit recognized includes the estimated benefit of elections to reset the interest rates used to discount and compute the tax-basis of reserves on certain post-1987 life insurance contracts reported in the Company's 2014 through 2017 income tax returns.
With regard to the $28.2 million after-tax gain contingency recognized in the third quarter of 2018 related to the partial satisfaction of the Company’s software arbitration, the Company considered the following primary factors:
a.the gain contingency is in partial satisfaction of a final judgment and additional recoveries are expected to result from the final resolution of this matter. Accordingly, the Company is unable to assert that the gain is reasonably unlikely to recur within two years; and
b.the gain contingency recognized in the third quarter of 2018 relates to recovery of certain costs that the Company had previously written off or otherwise expensed and included in the Company’s adjusted consolidated net operating income.
Given these factors, the Company included the $28.2 million after-tax gain contingency in adjusted consolidated net operating income.
Form 8-K Dated November 5, 2018
Exhibits
Comment #2:
We note numerous instances throughout the furnished exhibits where your non-GAAP measures are more prominent than your most directly comparable GAAP measure. Examples of greater prominence of non-GAAP measures include, but are not limited to:

•	The presentation of Adjusted Consolidated Net Operating Income before the most directly comparable GAAP measure in the tables on page 1 of your earnings release furnished as Exhibit 99.1;

•
Reconciliations beginning with the non-GAAP measure and reconciling to the GAAP measure instead of vice versa (e.g., underlying combined ratio reconciliations on page 7 and adjusted consolidated net operating income and related per share reconciliations on page 9 of the earnings release);

•
Adjusted Consolidated Net Operating Income and related per share amounts are presented before the most directly comparable GAAP measures in the table on page 3 of the investor supplement furnished as Exhibit 99.2;

•
Reconciliations beginning with the non-GAAP measure and reconciling to the GAAP measure instead of vice versa (e.g., underlying combined ratio reconciliations on pages 14, 16 through 22, and 25 and adjusted consolidated net operating income and related per share reconciliations on page 34 of the investor supplement);

•	The presentation of full non-GAAP statements of income beginning on page 26 of the investor supplement;

•
Adjusted Consolidated Net Operating Income Per Share and Book Value Per Share Excluding Net Unrealized Gains on Fixed Maturities amounts are presented in bold type on page 9 of the earnings call presentation furnished as Exhibit 99.3;

•
Reconciliations beginning with the non-GAAP measure and reconciling to the GAAP measure instead of vice versa (e.g., underlying combined ratio reconciliations on page 22 and adjusted consolidated net operating income per share reconciliation on page 19 of the earnings call presentation); and

•	The presentation of full non-GAAP statements of income beginning on page 24 of the earnings call presentation.
Please represent to us that you will address these prominence issues in your future earnings releases, investor supplements and earnings call presentations furnished on Forms 8-K accordingly, consistent with the requirements in Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K. See Question 102.10 of the Compliance and Disclosure Interpretations (CDIs) on Non-GAAP Financial Measures.
Company response:
The Company has reviewed the Staff’s comments and confirms that it will address the prominence issues in future earnings releases, investor supplements and earnings call presentations furnished on Forms 8-K, beginning with the fourth quarter of 2018. Specifically, comparable GAAP financial measures will be presented before non-GAAP financial measures and reconciliations for non-GAAP financial measures will be adjusted to begin with the GAAP financial measure. In addition, the presentation of non-GAAP financial measures will be modified to be in compliance with all requirements and the guidance set forth in the CDIs regarding the presentation of full non-GAAP statements of income.
Comment #3:
Your non-GAAP financial measures presented on an ‘as-adjusted’ basis in Exhibits 99.2 and 99.3 include the historical results of Infinity prior to the acquisition and exclude the impact of “purchase accounting adjustments.” Please address the following:

•
Tell us why you believe that the combined results represents a non-GAAP measure that complies with Item 10(e) and does not represent the use of an individually tailor recognition and measurement method that may violate Rule 100(b) of Regulation G.

•
With respect to the three and nine months ended September 30, 2017 and the nine months ended September 30, 2018, tell us the nature of any adjustments made to historical results to arrive at the legacy results of Infinity and why they were made.

•
With respect to the three month period ended September 30, 2018, provide us a schedule showing the nature and amount of each of the “purchase accounting adjustments” netting to $39.5 million. Explain to us why you adjust each item.

See Answer to Question 100.04 of the Non-GAAP Financial Measures CDIs.
Company response:
The Company has considered the Staff’s comments and reviewed the CDIs on Non-GAAP Financial Measures, specifically the answer to Question 100.04. The “As Adjusted for Acquisition” results for the three and nine months ended September 30, 2017 are computed by adding the historical results of Infinity reported on a GAAP basis to the comparable historical consolidated GAAP results reported by Kemper. The Company does not believe presenting a combined total of the two companies' historical results constitutes an individually tailored recognition and measurement method. The purpose of the “As Adjusted for Acquisition” disclosure is to provide visibility and comparability into the Company’s operations and financial results pre- and post-Infinity acquisition. The Company believes the inclusion of this presentation benefits investors and other users of the financial statements in assessing and understanding the Company’s financial results and underlying trends on an “As Adjusted for Acquisition” basis for 2018 and in comparison, to prior periods. For example, on a reported GAAP basis, the Company’s earned premiums for the third quarter increased 76.0% year over year, due largely to the acquisition of Infinity. The Company does not believe this year over year increase is indicative of the underlying operations and trends of the combined business. However, on an “As Adjusted for Acquisition” basis, earned premiums for the third quarter increased 11.6% year over year, which is more indicative of the underlying operations and trends. No adjustments were made to historical results to arrive at the legacy results of Infinity included in the three and nine month ended September 30, 2017 and the nine months ended September 30, 2018.
The table below outlines the “purchase accounting adjustments” for the three months ended September 30, 2018. The nature of such purchase accounting adjustments is comparable to the types of adjustments made in the Company’s pro forma financial statements.

(Dollars in millions)
Amortization of Value of Business Acquired (“VOBA”)	$97.3
Amortization of Estimated Legacy Infinity Deferred Acquisition Costs (“DAC”)	(56.2)
Amortization of VOBA, Net of Legacy Infinity DAC	41.1
Amortization of Fair Value Adjustment to Infinity’s Unpaid Loss and Loss Adjustment Reserves	2.5
Amortization of Finite Life Intangible Assets Acquired:
Internal Use Software	3.2
Agency Relationships	0.9
Trade Name	2.1
Direct Agency Business	0.3
Other	(0.1)
Total Purchase Accounting Adjustments before Income Taxes	50.0
Income Taxes	10.5
Total Purchase Accounting Adjustments after Income Taxes	$39.5
The Company believes disclosing the amortization / depreciation of purchase accounting adjustments and the “As Adjusted for Acquisition” results for the period provides visibility and comparability into the Company’s operations and financial results for 2018 and in comparison, to prior periods.
Comment #4:
Please tell us why it is appropriate to adjust your non-GAAP underlying operating performance measure by each of the adjustments identified as sources of volatility identified on page 10 of Exhibit 99.3. In your response specifically tell us why it is appropriate to remove catastrophe losses from your measure when they are recurring and the premiums you collect specifically cover those losses. See Question 100.01 of the Non-GAAP Financial Measures CDIs.
Company response:
The Company has considered the Staff’s comments and reviewed the CDIs on Non-GAAP Financial Measures, specifically Question 100.01. The purpose of the sources of volatility disclosure is to provide the reader visibility into items which can be highly volatile, both in terms of timing and magnitude, within Income from Continuing Operations and our non-GAAP financial measure, Adjusted Consolidated Net Operating Income. The Company believes providing this level of disclosure allows market participants to make more informed decisions on underlying operations and trends. As it relates to catastrophes, the premiums earned by the Company, inclusive of premiums to cover catastrophe losses, are not a significant source of volatility as they are generally predictable in nature. Conversely, catastrophe losses are highly volatile, both with respect to the timing and geographic scope of a catastrophic event and severity of an event.

Please contact me at 312.661.4775 or Kemper's Vice President and Chief Accounting Officer, Richard Roeske, at 312.661.4918 if you have any additional questions or need further clarification.
Sincerely,

/s/ James. J. McKinney
James J. McKinney
Senior Vice President and Chief Financial Officer